SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(c)
( AMENDMENT   1)

NEWKIRK REALTY TRUST, INC.

( NAME OF ISSUER )

COMMON STOCK

(Title of Class of Securities)

651497109

(CUSIP Number)

AUGUST 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1 (b)
X Rule 13d-1 (c)
Rule 13d-1 (d)

CUSIP No. 651497109	13G/A	Page 1 of 3 pages

1.	Names of reporting persons	Security Capital Research & Management Incorporated
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	36-4130398

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5.	SOLE VOTING POWER	2,329,100
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	2,329,100
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,329,100

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.0%

12.	TYPE OF REPORTING PERSON*	IA

1.	Names of reporting persons	Security Capital Preferred Growth Incorporated
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	36-4128122

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF	5.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER	0
OWNED BY
EACH	7.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12.	TYPE OF REPORTING PERSON*	CO

Item 1(a).	Name of Issuer:
NEWKIRK REALTY TRUST, INC.
Item 1(b).	Address of Issuer's Principal Executive Offices:
7 BULFINCH PLACE, SUITE 500 BOSTON, MA 02114

Item 2(a).	Name of Person Filing:
(i) Security Capital Research & Management Inc.("SC-R&M")
(ii)Security Capital Preferred Growth Incorporated("SC-PG")
Item 2(b).	Address of Principal Business Office or, if None, Residence:
(i),(ii) 10 South Dearborn Street, Suite 1400 Chicago, Illinois 60603

Item 2(c).	Citizenship
(i)Delaware (ii)Maryland
Item 2(d).	Title of Class of Securities:
COMMON STOCK
Unless otherwise noted, security being reported is common stock
Item 2(e).	CUSIP Number:	651497109
Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
Or (c), Check Whether the Person Filing is a :
(a)		Broker or dealer registered under Section 15 of the Exchange Act;
(b)		Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)		Insurance company as defined in Section 3(a)(19) of the
Exchange Act;
(d)		Investment company registered under Section 8 of the Investment
Company Act;
(i)(e)	X	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)		An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)		A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)		A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act;
(i)		A church plan that is excluded from the definition of an
Investment company under Section 3(c)(14) of the Investment
Company act;
(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
(ii) If this statement is filed pursuant to Rule 13d-1(c), check this box.	|X|

Page 2 of 3 pages

Item 4.	Ownership
Provide the following information regarding the aggregate number and
Percentage of the class of securities of issuer identified in Item 1.
	(a)	Amount beneficially owned: (i)2,329,100 (ii)0
	(b)	Percent of class: (i)12.0% (ii) 0%
( i )	(c)	Number of shares as to which (i)SC-R&M has:
		(i)	Sole power to vote or to direct the vote:	2,329,100
		(ii)	Shared power to vote or to direct the vote:	0
		(iii)	Sole power to dispose or to direct the disposition of:	2,329,100
		(iv)	Shared power to dispose or to direct the disposition of:	0
( ii)	(c)	Number of shares as to which (ii)SC-PG has:
		(i)	Sole power to vote or to direct the vote:	0
		(ii)	Shared power to vote or to direct the vote:	0
		(iii)	Sole power to dispose or to direct the disposition of:	0
		(iv)	Shared power to dispose or to direct the disposition of:	0
Item 5.		Ownership of Five Percent or Less of a Class. |X| (ii)
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following. |X|(ii)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Security Capital Research & Management Inc. is the beneficial owner of 2,329,100 shares, representing 12.0% of the issuer's common stock on behalf of other persons known to have one or more of the following:
the right to receive dividends for such securities;
the power to direct the receipt of dividends from such securities;
the right to receive the proceeds from the sale of such securities;
the right to direct the receipt of proceeds from the sale of such securities;
1,874,100 of the 2,329,100 shares beneficially owned by SC-R&M, representing 9.7% of the class of securities, are owned by the Nuveen Real Estate Income Fund (the

"Fund"), a closed-end management investment company under the Investment Company Act of 1940, as amended. SC-R&M serves as a sub-adviser to the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security being reported on by the Parent Holding Company
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 3 of 3 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 08, 2006	Security Capital Research Management Inc.
By: /s/ Michael J. Heller
--------------------------------------
Michael J. Heller
Vice President and Controller
Security Capital Preferred Growth Inc.
By: /s/ David E. Rosenbaum
--------------------------------------
David E. Rosenbaum
Managing Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the commission may be incorporated by reference. The name and any title of each person who signs the the statement shall be typed or printed beneath his signature.

Joint Filing Agreement:

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to joint filing with each other of the attached statement on

Schedule 13 and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on September 08, 2006.

Security Capital Research & Management Incorporated

By: /s/Michael J. Heller

Michael J. Heller

Vice President & Controller

Security Capital Preferred Growth Incorporated

By: /s/ David. E. Rosenbaum

David E. Rosenbaum

Managing Director